                                                      Registration No. 333-38466
                                                Filed pursuant to Rule 424(b)(3)
================================================================================


PROSPECTUS


                                1,196,890 SHARES

                              LSI LOGIC CORPORATION
                              ___________________

                                  COMMON STOCK
                                ($0.01 PAR VALUE)
                              ___________________

      This prospectus relates to the public offering, which is not being underwritten, of 1,196,890 shares of our common stock which is held by some of our current stockholders.

      The prices at which such stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

      Our common stock is listed on the New York Stock Exchange Composite Tape under the symbol "LSI." On June 9, 2000, the last reported sale price for our common stock on the New York Stock Exchange Composite Tape was $62.00 per share.

      SEE "RISK FACTORS" BEGINNING AT PAGE 5 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.
                              ___________________

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              ___________________

                  The date of this Prospectus is June 9, 2000.

================================================================================



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                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----
      Where You Can Find More Information ........................       2
      Special Note Regarding Forward-Looking Statements ..........       3
      LSI Logic Corporation ......................................       4
      Risk Factors ...............................................       5
      Selling Stockholders .......................................      11
      Plan of Distribution .......................................      12
      Legal Matters ..............................................      13
      Experts ....................................................      13

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The Selling Stockholders are offering to sell, and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, "LSI Logic," "we," "us," and "our" refer to LSI Logic Corporation, its predecessors and its consolidated subsidiaries.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

      (1)   Our Annual Report on Form 10-K for the year ended December 31, 1999;

      (2)   Our Quarterly Report on Form 10-Q for the quarter ended March 31,
            2000;

      (3) Our Current Reports on Form 8-K dated January 26, 2000, February 15, 2000, February 24, 2000, April 27, 2000, and May 24, 2000;

      (4) The description of our common stock contained in our registration statement on Form 8-A dated August 29, 1989, including any amendments or reports filed for the purpose of updating such description; and



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

      (5) The description of our Amended and Restated Preferred Shares Rights Agreement in our Registration Statement on Form 8-A-12G/A dated December 8, 1998.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                             Investor Relations
                             LSI Logic Corporation
                             1551 McCarthy Boulevard
                             Milpitas, California 95035
                             (408) 433-6777

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms such as "believes," "does not believe," "plans," "expects," "intends," "estimates," "anticipates" and other phrases of similar meaning are considered to contain uncertainty and are forward-looking statements.

      Forward-looking statements involve known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements in certain sections of this prospectus, including under "Risk Factors." You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, in the materials referred to in this prospectus, in the materials incorporated by reference into this prospectus, or in our press releases.

      No forward-looking statement is a guarantee of future performance, and you should not place undue reliance on any forward-looking statement. The risks set out below are not the only risks we face.

      If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of the common stock could decline.

                              LSI LOGIC CORPORATION

      We are a leader in the design, development, manufacture and marketing of complex, high performance integrated circuits and storage systems.

      We are focused on the three markets of communications, network computing, and storage area network systems, that we believe will continue to grow rapidly for the foreseeable future. Our integrated circuits are used in a wide range of communication devices, including for wireless, broadband, data networking, and set-top-box applications. We also provide other types of integrated circuit products and board-level products for network computing and high-performance storage controllers and systems for storage area networks.

      We operate in two segments -- the Semiconductor segment and the Storage Area Network ("SAN") Systems segment, in which we offer products and services for a variety of electronic systems applications.

Our products are marketed primarily to original equipment manufacturers ("OEMs") of products targeted for applications in three major markets, which are:

-  Communications,

-  Network Computing; and

-  Storage Area Network Systems.

      In the Semiconductor segment, we use advanced process technology and design methodologies to design, develop and manufacture highly complex integrated circuits. These include both application specific integrated circuits, commonly referred to as ASICS, and standard products. ASICs are designed for specific applications defined by the customer; whereas standard products are for market applications that we define.

      We have developed methods of designing integrated circuits based on a library of building blocks of industry-standard electronic functions, interfaces, and protocols. Among these is our CoreWare(R) design methodology. Our advanced submicron manufacturing process technologies allow our customers to combine one or more CoreWare library elements with memory and their own proprietary logic to integrate a highly complex, system-level solution on a single chip. We have developed and use complementary metal oxide semiconductor ("CMOS") process technologies to manufacture our integrated circuits.

      In the SAN Systems segment, our enterprise storage systems are designed, manufactured, and sold by our wholly owned subsidiary -- LSI Logic Storage Systems, Inc. Our high-performance, highly scalable open storage area network systems and storage solutions are available through leading original equipment manufacturers, or OEMs, and a worldwide network of resellers under the MetaStor
(R) brand name.

      Many of our customers are worldwide leaders in their end markets. Our customers include:

-  Cisco Systems, Inc.,

-  Compaq Computer Corporation,

-  Hewlett-Packard Company,

-  IBM Corporation,

-  NCR,

-  Sony Corporation, and

-  Sun Microsystems, Inc.

      We own and operate manufacturing facilities in the United States, Japan and Hong Kong, where substantially all of our wafers are fabricated. The production operations are fully computer-integrated to increase efficiency and reduce costs. The factories in Gresham, Oregon and Tsukuba, Japan are ISO-9002 certified and the facility in Colorado Springs, Colorado is ISO-9001 certified -- important internationally recognized standards for quality.

      We market our products and services worldwide through direct sales, marketing and field technical staff and through independent sales representatives and distributors. In addition, we specifically market our storage system products to original equipment manufacturers and end users through value added resellers.

      We were originally incorporated in California in 1980. In 1987, we were reincorporated in Delaware. Our principal offices are located at 1551 McCarthy Boulevard, Milpitas, California 95035, and our telephone number is (408) 433-8000.



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

                                  RISK FACTORS

      Keep these risk factors in mind when you read "forward-looking" statements elsewhere in this Prospectus and in the documents incorporated herein by reference. These are statements that relate to our expectations for future events and time periods. Generally, the words, "anticipate," "expect," "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

      OUR PRODUCT AND PROCESS DEVELOPMENT ACTIVITIES OCCUR IN A HIGHLY COMPETITIVE ENVIRONMENT. The Semiconductor and SAN Systems segments in which we conduct business are characterized by rapid technological change, short product cycles, and evolving industry standards. We believe our future success depends, in part, on our ability to improve on existing technologies and to develop and implement new ones in order to continue to reduce semiconductor chip size and improve product performance and manufacturing yields. We must also be able to adopt and implement emerging industry standards and to adapt products and processes to technological changes. If we are not able to implement new process technologies successfully or to achieve volume production of new products at acceptable yields, our operating results and financial condition will be adversely impacted.

      In addition, we must continue to develop and introduce new products that compete effectively on the basis of price and performance and that satisfy customer requirements. We continue to emphasize engineering development and acquisition of CoreWare building blocks and integration of our CoreWare libraries into our design capabilities. Our cores and standard products are intended to be based upon industry standard functions, interfaces and protocols so that they are useful in a wide variety of systems applications. Development of new products and cores often requires long-term forecasting of market trends, development and implementation of new or changing technologies and a substantial capital commitment. We cannot assure you that cores or standard products that we select for investment of our financial and engineering resources will be developed or acquired in a timely manner or will enjoy market acceptance.

      WE OPERATE HIGHLY COMPLEX AND COSTLY MANUFACTURING FACILITIES. The manufacture and introduction of our products is a complicated process. We confront the following challenges in the manufacturing process that require us to:

-  maintain a competitive manufacturing cost structure;

- implement the latest process technologies required to manufacture new products;

-  exercise stringent quality control measures to ensure high yields;

- effectively manage the subcontractors engaged in the test and assembly of products; and

- update equipment and facilities as required for leading edge production capabilities.

      We do not control the timing or size of orders for our products. We generally do not have long-term volume production contracts with our customers.

      There is a risk that we will be unable to meet sudden increases in demand beyond our current manufacturing capacity, which may result in additional capital expenditures and production costs. Meanwhile, order volumes below anticipated levels may result in the under-utilization of our manufacturing facilities, resulting in higher per unit costs, which could adversely impact our operating results and financial condition.



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      OUR MANUFACTURING FACILITIES ARE SUBJECT TO DISRUPTION FOR REASONS BEYOND
OUR CONTROL. Our newest wafer fabrication site located in Gresham, Oregon is a highly complex, state-of-the-art facility. Anticipated production rates depend upon the reliable operation and effective integration of a variety of hardware and software components. There is no assurance that all of these components will be fully functional or successfully integrated on time or that the facility will achieve the forecasted yield targets. The capital expenditures required to bring the facility to full operating capacity may be greater than we anticipate and result in lower margins.

      Operations at any of our primary manufacturing facilities, or at any of our test and assembly subcontractors, may be disrupted for reasons beyond our control, including work stoppages, fire, earthquake, floods, or other natural disasters. Such an unexpected disruption could cause delays in shipments of products to our customers and alternate sources for production may be unavailable on acceptable terms. This could result in the cancellation of orders or loss of customers.

      WE CONFRONT RISKS FROM THE YEAR 2000 ISSUE. We use a significant number of computer software programs and operating systems in our internal operations, including financial, order management, and manufacturing systems. The inability of computer software programs to accurately recognize and process date codes designating the year 2000 and beyond could cause systems to yield inaccurate results or create problems that interrupt our operations. We did not experience any significant failure of computer systems during the critical transition from the year 1999 to 2000. Based on tests conducted as part of our Year 2000 compliance program, we do not anticipate any material Year 2000 issues associated with our operations hereinafter. However, potential failures in the computer systems of our suppliers or customers could have an indirect, adverse impact on our operations.

      WE HAVE SIGNIFICANT CAPITAL REQUIREMENTS TO MAINTAIN AND GROW OUR BUSINESS. In order to remain competitive, we must continue to make significant investments in new facilities and capital equipment. During 2000 we anticipate that we will spend approximately $450 million on capital assets and that we will be required to spend potentially larger amounts thereafter. We may seek additional equity or debt financing from time to time and cannot be certain that additional financing will be available on favorable terms. Moreover, any future equity or convertible debt financing will decrease the percentage of equity ownership of existing stockholders and may result in dilution, depending on the price at which the equity is sold or the debt is converted. In addition, the high level of capital expenditures required to remain competitive results in relatively high fixed costs. If demand for our products does not absorb additional capacity, the fixed costs and operating expenses related to increases in our production capacity could have a material adverse impact on our operating results and financial condition.

      As of December 31, 1999, we have bank borrowings outstanding of approximately $380 million. These include approximately $296 million in debt related to the acquisition of Symbios, Inc. in 1998, in addition to 8.6 billion yen (approximately US $84 million) used to finance capital expenditures related to our manufacturing operations in Japan. The debt obligations related to Japan expose us to exchange rate fluctuations for the period of time from the start of the transaction until settlement. We use forward exchange contracts to manage our exposure to currency fluctuations. There is no assurance that these hedging transactions will eliminate exposure to currency rate fluctuations that could affect our operations and/or cash flows.

      WE ARE EXPOSED TO FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES. We have international subsidiaries and distributors that operate and sell our products globally. Further, we purchase a substantial portion of our raw materials and manufacturing equipment from foreign suppliers, and incur labor and other operating costs in foreign currencies, particularly in our Japanese manufacturing facilities. As a result, we are exposed to the risk of changes in foreign currency exchange rates or declining economic conditions in these countries.

      WE DO BUSINESS IN EUROPE AND FACE RISKS ASSOCIATED WITH THE EURO. A new European currency was implemented in January 1999 to replace the separate currencies of eleven western European countries. This has required changes in our operations as we modified systems and commercial arrangements to deal with the new currency. Although a three-year transition period is expected during which transactions may also be made in the old currencies, this is requiring dual currency processes for our operations. We have identified issues involved and will continue to address them, there can be no assurances that all problems will be foreseen and controlled without any adverse impact on our operating results or financial condition.

      WE PROCURE PARTS AND RAW MATERIALS FROM LIMITED DOMESTIC AND FOREIGN SOURCES. We use a wide range of parts and raw materials in the production of our semiconductors, host adapter boards, and storage systems, including silicon wafers, processing chemicals, and electronic and mechanical components. We do not generally have guaranteed supply arrangements with our suppliers and do not maintain an extensive inventory of parts and materials for manufacturing. We purchase some of these parts and materials from a limited number of vendors and some from a single supplier. On occasion, we have experienced difficulty in securing an adequate volume and quality of parts and materials. There is no assurance that, if we have difficulty in obtaining parts or materials in the future, alternative suppliers will be available, or that these suppliers will provide parts and materials in a timely manner or on favorable terms. As a result, we may be adversely affected by delays in new and current product shipments. If we cannot obtain adequate materials for manufacture of our products, there could be a material adverse impact on our operating results and financial condition.

      WE OPERATE IN HIGHLY COMPETITIVE MARKETS. We compete in markets that are intensely competitive, and which exhibit both rapid technological change and continual price erosion. Our competitors include many large domestic and foreign companies that have substantially greater financial, technical, and management resources. Several major diversified electronics companies offer ASIC products and/or other standard products that are competitive with our product lines. Other competitors are specialized, rapidly growing companies that sell products into the same markets that we target. Some of our large customers may develop internal design and production capabilities to manufacture their own products, thereby displacing our products. There is no assurance that the price and performance of our products will be superior relative to the products of our competitors. As a result, we may experience a loss of competitive position that could result in lower prices, fewer customer orders, reduced revenues, reduced gross margins, and loss of market share. To remain competitive, we continually evaluate our worldwide operations, looking for additional cost savings and technological improvements.

      Our future competitive performance depends on a number of factors, including our ability to:

      -  properly identify target markets;

      - accurately identify emerging technological trends and demand for product features and performance characteristics;

      -  develop and maintain competitive products;

      - enhance our products by adding innovative features that differentiate our products from those of our competitors;

      -  bring products to market on a timely basis at competitive prices;

      - respond effectively to new technological changes or new product announcements by others;

      -  adapt products and processes to technological changes; and

      -  adopt and/or set emerging industry standards.

      We may not meet our design, development, and introduction schedules for new products or enhancements to our existing and future products. In addition, our products may not achieve market acceptance or sell at favorable prices.

      WE CONCENTRATE OUR SALES EFFORTS ON A LIMITED NUMBER OF CUSTOMERS. We are increasingly dependent on a limited number of customers for a substantial portion of revenues as a result of our strategy to focus our marketing and selling efforts on select, large-volume customers.

      Our operating results and financial condition could be affected if:

      -  we do not win new product designs from major customers;

      -  major customers reduce or cancel their existing business with us;

      -  major customers make significant changes in scheduled deliveries; or

      - there are declines in the prices of products that we sell to these customers.

      WE UTILIZE INDIRECT CHANNELS OF DISTRIBUTION OVER WHICH WE EXERCISE LIMITED CONTROL. We derive a material percentage of product revenues from independent reseller and distributor channels. Our financial results could be adversely affected if our relationship with these resellers or distributors were to deteriorate or if the financial condition of these resellers or distributors were to decline. In addition, as our business grows, we may have an increased reliance on indirect channels of distribution. There can be no assurance that we will be successful in maintaining or expanding these indirect channels of distribution. This could result in the loss of certain sales opportunities.

      Furthermore, the partial reliance on indirect channels of distribution may reduce our visibility with respect to future business, thereby making it more difficult to accurately forecast orders.

      OUR COMPANY OPERATIONS ARE AFFECTED BY CYCLICAL FLUCTUATIONS. The Semiconductor and SAN Systems segments in which we compete are subject to cyclical fluctuations in demand. As a result, we may experience periodic declines in sales or the prices of our products as a result of the following:

      - rapid technological change, product obsolescence, and price erosion in our products;

      - maturing product cycles in our products or products sold by our customers;

      - increases in worldwide manufacturing capacity for semiconductors, resulting in declining prices; and

      - changes in general economic conditions, which may cause declines in our product markets or the markets of our suppliers and customers.

      The semiconductor industry has experienced periods of rapid expansion of production capacity. Even when the demand for our products remains constant, the availability of additional excess production capacity in the industry creates competitive pressure that can degrade pricing levels, which can reduce revenues. Furthermore, customers who benefit from shorter lead times may defer some purchases to future periods, which could affect our demand and revenues for the short term. As a result, we may experience downturns or fluctuations in demand in the future and experience adverse effects on our operating results and financial condition.



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

      WE ENGAGE IN ACQUISITIONS AND ALLIANCES GIVING RISE TO ECONOMIC AND TECHNOLOGICAL RISKS. We intend to continue to make investments in companies, products, and technologies, either through acquisitions or investment alliances.

      Acquisitions and investment activities often involve risks, including the need to:

      - acquire timely access to needed capital for investments related to acquisitions and alliances;

      - conduct acquisitions that are timely relative to existing business opportunities;

      - successfully prevail over competing bidders for target acquisitions at an acceptable price;

      - invest in companies and technologies that contribute to the growth of our business;

      -  retain the key employees of the acquired operation;

      - incorporate acquired operations into our business and maintain uniform standards, controls, and procedures; and

      - develop the capabilities necessary to exploit newly acquired technologies.

      Some of these factors are beyond our control. Failure to manage growth effectively and to integrate acquisitions could adversely affect our operating results and financial condition.

      THERE IS UNCERTAINTY ASSOCIATED WITH OUR RESEARCH AND DEVELOPMENT INVESTMENTS. Our research and development activities are intended to maintain and enhance our competitive position by utilizing the latest advances in the design and manufacture of semiconductors and storage systems including networking, communications, and storage technologies. Technical innovations are inherently complex and require long development cycles and the commitment of extensive engineering resources. We must incur substantial research and development costs to confirm the technical feasibility and commercial viability of a product that in the end may not be successful. If we are not able to successfully and timely complete our research and development programs, we may face competitive disadvantages. There is no assurance that we will recover the development costs associated with such programs or that we will be able to secure the financial resources necessary to fund future research and development efforts.

      THE PRICE OF OUR SECURITIES MAY BE AFFECTED BY A WIDE RANGE OF FACTORS. Some of the factors that may cause volatility in the price of our securities include:

      -  quarterly variations in results;

      -  business and product market cycles;

      -  fluctuations in customer requirements;

      -  the availability and utilization of manufacturing capacity;

      -  the timing of new product introductions; and

      -  the ability to develop and implement new technologies.

      The price of our securities may also be affected by the estimates and projections of the investment community, general economic and market conditions, and the cost of operations in one or more of our product markets. While we cannot predict the individual effect that these factors may have on the price or our securities, these factors, either individually or in the aggregate, could result in significant variations in price during any given period of time.

      OUR GLOBAL OPERATIONS EXPOSE THE COMPANY TO NUMEROUS INTERNATIONAL BUSINESS RISKS. We have substantial business activities in Asia and Europe. Both manufacturing and sales of our products may be adversely impacted by changes in political and economic conditions abroad. A change in the current tax laws, tariff structures, export laws, regulatory requirements or trade policies in either the United States or foreign countries could adversely impact our ability to manufacture or sell our products in foreign markets. Moreover, a significant decrease in sales by our customers to end users in either Asia or Europe could result in a decline in orders.

      We subcontract test and assembly functions to independent companies located in Asia. A reduction in the number or capacity of qualified subcontractors or a substantial increase in pricing could cause longer lead times, delays in the delivery of products to customers, or increased costs.

      THE HIGH TECHNOLOGY INDUSTRY IN WHICH WE OPERATE IS PRONE TO INTELLECTUAL PROPERTY LITIGATION. Our success is dependent in part on our technology and other proprietary rights, and we believe that there is value in the protection afforded by our patents, patent applications, and trademarks. However, the industry is characterized by rapidly changing technology, and our future success depends primarily on the technical competence and creative skills of our personnel, rather than on patent and trademark protection.

      As is typical in the high technology industry, from time to time we have received communications from other parties asserting that certain of our products, processes, technologies or information infringe upon their patent rights, copyrights, trademark rights or other intellectual property rights. We regularly evaluate such assertions. In light of industry practice, we believe with respect to existing or future claims that any licenses or other rights that may be necessary can generally be obtained on commercially reasonable terms. Nevertheless, there is no assurance that licenses will be obtained on acceptable terms or that a claim will not result in litigation or other administrative proceedings.

      WE MUST ATTRACT AND RETAIN KEY EMPLOYEES IN A HIGHLY COMPETITIVE ENVIRONMENT. Our employees are vital to our success, and our key management, engineering and other employees are difficult to replace. We do not generally have employment contracts with our key employees. Further, we do not maintain key person life insurance on any of our employees. The expansion of high technology companies in Silicon Valley, Colorado, Oregon and elsewhere where we operate our business has increased demand and competition for qualified personnel. Our continued growth and future operating results will depend upon our ability to attract, hire, and retain significant numbers of qualified employees.

                              SELLING STOCKHOLDERS

      The shares of common stock to be sold by the selling stockholders pursuant to this prospectus represent shares issued to the selling stockholders by us in connection with our acquisition of IntraServer Technology, Inc. The following table sets forth the aggregate number of shares of common stock held by each selling stockholder and the aggregate number of shares of common stock offered by each selling stockholder. No selling stockholder holds more than 1% of our outstanding common stock.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Beneficial ownership includes options to purchase common stock exercisable as of May 26, 2000 and options to purchase common stock that will become exercisable within 60 days of May 26, 2000.

                                                                                     NUMBER OF SHARES
                                                                                       BENEFICIALLY
                                          NUMBER OF SHARES          NUMBER OF        OWNED AFTER SALE
                                            BENEFICIALLY       SHARES REGISTERED     OF REGISTERED
     NAME OF SELLING STOCKHOLDER              OWNED(1)         FOR SALE HEREBY(1)        SHARES
     ---------------------------         ------------------    ------------------    ----------------
Robert B. Anderson(2)..................       220,740                220,740                    0
David W. Maruska(2)....................       220,740                220,740                    0
Rene Martinez(2).......................       220,740                220,740                    0
B. Vincent Asbridge(2).................       220,740                220,740                    0
Jonathon Crowell(2)....................        45,913                 22,383               23,530
Venera J. Richey.......................           441                    441                    0
Kestrel Venture Partners, LP...........       135,852                135,852                    0
Warbros LLC............................        77,629                 77,629                    0
Arthur S. Appel(2).....................        38,814                 38,814                    0
Jay R. LaMarche........................         9,703                  9,703                    0
Eugene J. Megna........................         9,703                  9,703                    0
Vincent J. Panico......................         9,703                  9,703                    0
Frank M. Polestra......................         4,851                  4,851                    0
C. Walter Dick.........................         4,851                  4,851                    0
                                            ---------             ----------           ----------
TOTAL..................................     1,220,420              1,196,890               23,530

(1) This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of LSI's outstanding shares of common stock.

(2)   Former officer or director of IntraServer Technology, Inc.

                              PLAN OF DISTRIBUTION

      LSI is registering all 1,196,890 shares (the "Shares") on behalf of certain selling stockholders. All of the shares originally were issued by us in connection with our acquisition of IntraServer Technology, Inc. LSI will receive no proceeds from this offering. The selling stockholders named in the table above or pledgees, donees, transferees or other successors-in-interest selling shares received from the selling stockholders as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (collectively, the "Selling Stockholders") may sell the shares from time to time. The Selling Stockholders will act independently of LSI in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Selling Stockholders may effect such transactions by selling the shares to or through broker-dealers. The Shares may be sold by one or more of, or a combination of, the following:

- a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

- purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus,

-  an exchange distribution in accordance with the rules of such exchange,

- ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

-  in privately negotiated transactions.

      To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales. In connection with distributions of such shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also sell our common stock short and redeliver the shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Stockholders may also pledge such shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of such pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any such shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

      In effecting sales, brokers, dealers or agents engaged by the selling stockholder may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. We will pay all reasonable expenses incident to the registration of the Shares being offered hereby other than any commissions and discounts of underwriters, dealers or agents.

      In order to comply with the securities laws of certain states, if applicable, the Shares being offered hereby must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states such Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and there has been compliance thereof.

      We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the Shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

      At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

      We have agreed to indemnify the Selling Stockholders and persons controlling the Selling Stockholders against certain liabilities, including liabilities under the Securities Act of 1933. The Selling Stockholders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act of 1933.

      We have agreed with the Selling Stockholders to keep the registration statement of which this prospectus constitutes a part effective until May 26, 2001, subject to certain exceptions set forth in a Registration Rights Agreement dated May 26, 2000 by and between LSI Logic and Robert B. Anderson, as agent for the Selling Stockholders.

                                  LEGAL MATTERS

      Certain legal matters relating to the validity of the securities offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, counsel to LSI Logic.

                                     EXPERTS

      The consolidated financial statements incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                1,196,890 SHARES



                              LSI LOGIC CORPORATION


                              ___________________



                                  COMMON STOCK




                                   PROSPECTUS





                                  JUNE 9, 2000